4 Letter to SEC

September 29, 2003

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of Computer Task Group, Incorporated's Form 8-K dated September 23, 2003, and have the following comments:
1.	We have no basis to agree or disagree with the statements made in 4(a)(1)(i). On September 23, 2003, we were notified by the Company's Chief Financial Officer that we were dismissed as the Company's independent accountants.
2.	We agree with the statements made in 4(a)(1)(ii), (iv), (v), and (vi).
3.	We have no basis on which to agree or disagree with the statements made in 4(a)(1)(iii) and 4(a)(2).

Yours truly,

/s/Deloitte & Touche LLP
Rochester, New York